Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2009	2008 (b)	2007 (b)	2006 (b)	2005 (b)	2004 (b)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$213	$1,084	$1,095	$841	$619	$825
Less earnings of equity method investments	2	3	5	7	7	5
Distributed income from equity method investments	2	3	7	3	5	5
	213	1,084	1,097	837	617	825

Total fixed charges as below	166	390	388	326	307	289
Less:
Capitalized interest	27	56	54	21	7	5
Interest expense related to discontinued operations	2	4	29	30	31	24
Total fixed charges included in Income from Continuing Operations Before Income Taxes	137	330	305	275	269	260

Total earnings	$350	$1,414	$1,402	$1,112	$886	$1,085

Fixed charges, as defined:
Interest on long-term debt	$133	$345	$353	$296	$259	$255
Interest on short-term debt and other interest	15	27	24	16	26	23
Amortization of debt discount, expense and premium - net	4	2	(3)	(1)	7	(6)
Estimated interest component of operating rentals	13	15	14	15	15	17
Fixed charges of majority-owned share of 50% or less-owned persons	1	1

Total fixed charges (a)	$166	$390	$388	$326	$307	$289

Ratio of earnings to fixed charges	2.1	3.6	3.6	3.4	2.9	3.8

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
Certain line items have been revised due to the expected sales of the Long Island generation business and the Maine hydroelectric generation business and the related reclassification of prior period operating results to "Income (Loss) from Discontinued Operations."